UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Recursion Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

75629V104

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,291,937 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 11,291,937 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,937 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*

The calculation assumes that there is a total of 180,480,216 shares of Class A common stock (the “Common Shares”) outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,291,937 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 11,291,937 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,937 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*

The calculation assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures) GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

*

The calculation assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

CUSIP No. 75629V104	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement (as defined below) as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D related to the Common Shares of Recursion Pharmaceuticals, Inc. (the “Issuer”) which was originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 26, 2021 (the “Original 13D” and, as amended by this Amendment No. 2, this “Schedule 13D”).

Except as set forth herein and in Amendment 1 filed with the Commission on November 4, 2021 (the “Amendment No. 1”), the information in the Original 13D is unchanged and has been omitted from this Amendment No. 2. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background.

Fifteenth Investment Company LLC (“Fifteenth”), which directly holds 11,291,937 Common Shares, and Thirty Fifth Investment Company LLC (“Thirty Fifth”), which directly holds 0 Common Shares as a result of a transfer of 5,963,140 shares to Fifteenth, are both wholly owned subsidiaries of Mamoura, which is wholly owned by Mubadala, which is wholly owned by the Government of Abu Dhabi. MDC GP is the general partner of MDC LP, which directly holds 7,062,869 Common Shares. MDC GP has created an investment committee comprised of four individual members, which has the authority, by affirmative majority consent, to approve all investment and divestment decisions made with respect to MDC LP. Each of the members of the investment committee expressly disclaims beneficial ownership of the shares held by MDC LP. MIC IM is the investment manager of MIC LP, which directly holds 1,388,889 Common Shares.

The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby supplemented as follows:

Securities Purchase Agreement

On October 24, 2022, the Issuer entered into a stock purchase agreement (the “Securities Purchase Agreement”) with certain qualified institutional buyers and institutional accredited investors (the “PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the PIPE Investors in a private placement an aggregate of 15,336,734 Common Shares (the “PIPE Shares”), at a price of $9.80 per share (the “Private Placement”). The closing of the Private Placement occurred on October 27, 2022. Fifteenth purchased 2,551,020 PIPE Shares in the Private Placement, for total consideration of $24,999,996.00.

References to and the description of the Securities Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3 4 and 6 of this Schedule 13D, as amended is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 180,480,216 Common Shares outstanding, which consist of (i) 165,143,482 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 9, 2022, and (ii) 15,336,734 Common Shares issued in the Private Placement as reported in the Form 8-K filed by the Issuer with the Commission on October 25, 2022. Pursuant to Rule 13d-3 under the Act, (i) Mubadala and Mamoura beneficially own 11,291,937 Common Shares, which constitutes approximately 6.3% of the outstanding Common Shares, (ii) MDC GP and MDC LP beneficially own 7,062,869 Common Shares, which constitutes 3.9% of the outstanding Common Shares, (iii) MIC UK and MIC LP beneficially own 1,388,889 Common Shares, which constitutes approximately 0.8% of the outstanding Common Shares.

(c) Fifteenth Investment Company LLC (“Fifteenth”) directly purchased 2,551,020 PIPE Shares at a price of $9.80 per share. Fifteenth is a wholly owned subsidiary of Mamoura, which is wholly owned by Mubadala, which is wholly owned by the Government of Abu Dhabi.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On October 24, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors, including Fifteenth, pursuant to which the Issuer agreed to register for resale the PIPE Shares held by the PIPE Investors. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the PIPE Shares as soon as reasonably practicable after the closing date of the Private Placement, and in any event within two business days following the closing date, and to use its best efforts to have the registration statement declared effective as soon as practicable and in any event within 90 days following the closing date. The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date the PIPE Shares and any Stock Consideration covered by such registration statement have been sold or cease to be registrable securities under the Registration Rights Agreement.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

3.

Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, MDC Capital Partners (Ventures) GP, LP, MDC Capital Partners (Ventures), LP, MIC Capital Partners (Public) (US) IM, LLC, MIC Capital Management UK LLP and MIC Capital Partners (Public) Parallel Cayman, LP, dated as of November 4, 2021.

4.	Stock Purchase Agreement, dated October 24, 2022, by and among the Company and Fifteenth Investment Company LLC, among others.

5.	Registration Rights Agreement, dated October 24, 2022, by and among the Company and Fifteenth Investment Company LLC, among others.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022

Mubadala Investment Company PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Chief Legal Officer

Mamoura Diversified Global Holdings PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Chief Legal Officer

MDC Capital Partners (Ventures) GP, LP

By:	/s/ Rodney Cannon
Name:	Rodney Cannon
Title:	Manager

MDC Capital Partners (Ventures), LP

By:	/s/ Rodney Cannon
Name:	Rodney Cannon
Title:	Manager

MIC Capital Management UK LLP

By:	/s/ Rodney Cannon
Name:	Rodney Cannon
Title:	General Counsel

MIC Capital Partners (Public) Parallel Cayman, LP

By:	/s/ Rodney Cannon
Name:	Rodney Cannon
Title:	Manager

SCHEDULE I

Schedule I to the Original 13D is hereby supplemented as follows:

MIC Capital Management UK LLP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower, 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Ibrahim Ajami	Head of Ventures, Mubadala Capital	Floor 7, 25 Berkeley Square, London, United Kingdom	United States